FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                              September 12 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: Proposed Disposal dated September 12 2003



Exhibit No. 1


11 SEPTEMBER 2003


British Energy plc ("British Energy")


Proposed Disposal of Interest in AmerGen Energy Company, LLC

The Board of British Energy (the "Board") announces that British Energy and certain of its subsidiaries have entered into an agreement to dispose of British Energy's entire 50 per cent. interest in AmerGen Energy Company, LLC ("AmerGen") to FPL Energy, LLC ("FPL Energy"), which is a wholly-owned subsidiary of FPL Group (NYSE: FPL), for approximately US$277m (GBP174m). The disposal of British Energy's interest in AmerGen will be effected through the sale of its subsidiary, British Energy U.S. Holdings Inc. ("BEUSH"), to an affiliate of FPL Energy.


AmerGen is engaged in the ownership and operation of nuclear power generation plants in the United States of America.


The proposed transaction is subject to a right of first refusal (the "ROFR") held by Exelon Generation Company, LLC ("Exelon"), British Energy's partner in AmerGen. Under the limited liability company agreement (the "LLC Agreement") relating to AmerGen, Exelon has the right to purchase British Energy's 50 per cent. interest in AmerGen on the same terms as those offered by FPL Energy by giving notice of its intention to do so within 30 days of receiving notice of FPL Energy's agreement to purchase British Energy's interest in AmerGen. Exelon's ROFR will terminate on 11 October 2003. In certain circumstances, break fees of up to US$8.295m will be payable by British Energy to FPL Energy in the event that the transaction with FPL Energy is not completed including as a result of Exelon exercising its ROFR to acquire AmerGen.


Under the LLC Agreement, in lieu of exercising its ROFR, Exelon has the right to elect to participate in the sale of British Energy's interest in AmerGen (the " Tag-along Right") on the same timetable as the ROFR. If Exelon were to exercise its Tag-along Right, the consideration offered by FPL Energy for a 50 per cent. interest in AmerGen would be applied pro rata to the interests of British Energy and Exelon, leaving each with a 25 per cent. interest in AmerGen.


Closing of the proposed transaction with FPL Energy is subject to approvals from The Secretary of State for Trade and Industry (the "DTI"), the Nuclear Regulatory Commission, the Federal Energy Regulatory Commission (the "FERC") and the Federal Communications Commission and requires clearance under the Hart-Scott-Rodino Antitrust Improvements Act and the New Jersey Industrial Site Recovery Act. In addition, the parties will not be obliged to complete the transaction if a material adverse effect (as defined in the agreement) on AmerGen or BEUSH or certain other specified adverse effects occur prior to closing. Completion of the transaction is also subject to approval of the disposal of British Energy's interest in AmerGen by the shareholders of British Energy, where required.

The Board expects that it will require approximately six months to obtain the necessary regulatory approvals for a disposal of its interest in AmerGen to FPL Energy.


If the sale to FPL Energy is completed, British Energy expects to receive cash consideration of approximately US$277m (GBP174m), subject to adjustments relating to working capital levels, unspent nuclear fuel, capital expenditures and low-level waste disposal costs at the time of closing. The proceeds of the transaction are expected in the first instance to be used to repay the sums made available to British Energy under the DTI credit facility entered into on 26 September 2002 and subsequently extended (the "Facility") (if any) and the remainder will be retained for working capital and collateral purposes.

As at 31 March 2003, British Energy had recorded its 50 per cent. interest in AmerGen in its accounts, where it is classified as an "Interest in joint venture", at a net asset value of GBP71m. AmerGen's loss before tax (post-exceptionals) in the year ended 31 March 2003 was GBP5m. Taking account of parent company funding and working capital in AmerGen's US holding company that is being disposed of as part of the transaction, the total net asset value of assets as at 31 March 2003 subject to the transaction was GBP67m with an attributable loss before tax (post-exceptionals) for the year ended 31 March 2003 of GBP7m.


The sale of British Energy's interest in AmerGen is one of the conditions to the proposed restructuring agreed in principle with the creditors of British Energy and the DTI on 14 February 2003.


The Board believes that such a restructuring of the Group offers the best available opportunity to achieve the long term financial viability of the British Energy Group. However, the proposed restructuring requires British Energy to reach formal agreement with a large number of creditors with respect to diverse financial interests, as well as a successful disposal of British Energy's interest in AmerGen.


If the transaction is not completed, such agreements with creditors cannot be reached, the required approvals for the restructuring are not forthcoming, the assumptions underlying the restructuring proposal are not fulfilled or the conditions to the Facility or restructuring are not satisfied or waived within the timescales envisaged, British Energy may be unable to meet its financial obligations as they fall due and consequently may have to take appropriate insolvency proceedings. If insolvency proceedings are commenced, the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is highly unlikely to be any return to shareholders. Even if the restructuring is completed, the nature and extent of the return (if any) for existing shareholders will need to be agreed by the creditors whose claims are to be exchanged for new shares and bonds in the restructured group. In any event, the return (if any) for existing shareholders is likely to represent only a very small percentage of the equity of the restructured group and a very significant dilution of their existing positions.


Notes to Editors:


The proposed sale of AmerGen was first announced in September 2002 when British Energy and Exelon, partners in AmerGen, announced their intention jointly to sell their investment in AmerGen. The disposal process did not attract suitable offers and, together with Exelon, British Energy terminated this process earlier this year. The transaction announced today is the result of British Energy's plan, announced in March 2003, to realise the value of its 50 per cent. interest in AmerGen independently from Exelon.


The completion of the sale of British Energy's interest in AmerGen is a condition to the restructuring proposals announced on 14 February 2003.


AmerGen is an "Exempt Wholesale Generator" under the Public Utility Holding Company Act of 1935, a "public utility" under the Federal Power Act and has a market-based rate wholesale power sales tariff on file with the FERC.

AmerGen was established on 18 August 1997 by PECO Energy Company ("PECO") and British Energy to acquire and operate nuclear-powered generating plants and other associated assets in the United States. PECO's interests in AmerGen were transferred to Exelon in connection with its merger with Unicom Corporation in 2000.


AmerGen owns three nuclear power generation plants in the United States:

- Clinton Power Station, a 1,017 Net Average Megawatts Electrical ("MWe") Boiling Water Reactor, purchased from Illinois Power Company on 15 December 1999


- Three Mile Island Nuclear Station Unit 1, an 837 MWe Pressurized Water Reactor, purchased from FirstEnergy Corp. ("FirstEnergy", which includes FirstEnergy Corp., its predecessors and subsidiaries, including GPU, Inc.) on 20 December 1999


- Oyster Creek Nuclear Generating Station, a 627 MWe Boiling Water Reactor, purchased from FirstEnergy on 8 August 2000


FPL Group, with annual revenues of more than US$8 billion, is nationally known as a high-quality, efficient and customer-driven organization focused on energy-related products and services. With a growing presence in 24 states, it is widely recognized as one of the premier power companies in the United States. Its principal subsidiary, Florida Power & Light Company, serves more than 4 million customer accounts in Florida. FPL Energy, LLC, an FPL Group energy-generating subsidiary, is a leader in producing electricity from clean and renewable fuels. Additional information is available on the Internet at www.fplgroup.com, www.fpl.com and www.fplenergy.com.

Contacts:

Paul Heward        +44 1355 262 201  (British Energy, Investor Relations)

Andrew Dowler      +44 20 7831 3113  (Financial Dynamics, Media)


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 12 2003                   BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations